                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM N-54A

              NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTION 55
             THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
                      PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:                            Biofarm, Inc.
     --------------------------------------------------------------------------

Address of Principal Business Office (No. & Street, City, State, Zip Code):
         1244 Main Street, Linfield, PA  19468
         -----------------------------------------------------------------------

Telephone Number (including area code): (610) 495-8413
                                        ----------------------------------------

Name and address of agent for service of process: David R. Stith
                                                  ------------------------------

         Check one of the following:

[X] The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed:

October 13, 1992
--------------------------------------------------------------------------------

[ ] The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company:
                                        ----------------------------------------

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company:
                                                          ----------------------

The undersigned company certifies that it is a closed-end company organized under the laws of __________ (state) and with its principal place of business in ________ (state); that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

         Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of Linfield and the state of Pennsylvania on the 1st day of April, 2002.



[SEAL}                                               BIOFARM, INC.

                                                     By: /s/ David R. Stith
                                                         -----------------------
                                                            David R. Stith
                                                     Title: President
Attest: /s/ Allan Esrine
        -------------------------
         Allan Esrine      (Name)
            Vice President
        -------------------------
               (Title)